Exhibit 16.1

April 19, 2022

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington, D.C. 20549

                                                          Re: Scienjoy Holding Corporation

Ladies and Gentlemen:

We have read the statements in the Form 6-K dated April 19, 2022, of Scienjoy Holding Corporation (“the Company”) to be filed with the Securities and Exchange Commission and we agree with such statements therein as related to our firm except that we communicated to the Company that we would need more time and information to conclude on an accounting position. As a result, we informed the company that we might not be in a position to provide our audit opinion and consent by the due date. We have no basis to and, therefore, do not agree or disagree with the other statements made by the Company in the Form 6-K.

Respectfully submitted,

/s/ Friedman LLP

New York, New York

April 19, 2022